FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2011.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Information on Damages Caused by Floods in Thailand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 11, 2011, in Kyoto, Japan

Information on Damages Caused by Floods in Thailand

Nidec Corporation (NYSE: NJ)(the “Company”) announced today the current status of flood damages to its subsidiaries in northwest Thailand, the region which has been subjected to intermittent heavy rains since July.

Two of the Company’s manufacturing subsidiaries in Thailand, Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., both located in Rojana Industrial Park, Ayutthaya, have halted operations since October 10 due to inundation, power outages and an evacuation order issued across the entire Rojana Industrial Park.  None of the Company’s other factories outside the Rojana Industrial Park have been experiencing any water immersion currently, and they are operating normally.

The Company plans to lay out an operation schedule for the currently inoperative factories based on changes in the situation. We apologize for any inconveniences caused by these circumstances and sincerely request your patience and understanding.

The exact amount of damage and the effect of the floods on the Company’s performance are yet to be assessed.  We will continue to report on any actual or potential impact on the Company’s business performance in a prompt manner.

Rojana Factory, Nidec Electronics (Thailand) Co., Ltd.

Location: Rojana Industrial Park, Ayutthaya Province, Thailand

Representative: Mr. Kuniyasu Tampo

Capital: 1.95 billion baht

Investment ratio: 99.99% by Nidec Corporation

Business: Manufacturing of motors for hard disk drives (“HDDs”)

Start of operation: August 1995

Production capacity: 20 million units per month

Rojana Factory, Nidec Precision (Thailand) Co., Ltd.

Location: Rojana Industrial Park, Ayutthaya Province, Thailand

Representative: Mr. Yoshio Mizushiri

Capital: 450 million baht

Investment ratio: 99.99% by Nidec Corporation

Business: Manufacturing of components for HDDs

Start of operation: October 2007

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